April 2, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-4-12

QUATERRA APPOINTS TONY WALSH TO BOARD OF DIRECTORS

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Anthony (Tony) Walsh has been appointed a director of the Company effective March 27, 2012.

Mr. Walsh has more than 20 years experience in the field of exploration, mining and development. He was President and Chief Executive Officer of Miramar Mining Corporation from 1999 to 2007 when it was sold to Newmont Mining Corporation. From 2008 to 2011, Mr. Walsh was President and CEO of Sabina Gold & Silver Corp., and from 1989 to 1992 was Chief Financial Officer and Senior Vice-President, Finance of International Corona Resources Ltd., a gold producer. He is currently Chairman of Stornoway Diamond Corporation and serves as a director of several other public companies, namely, Sabino Gold & Silver Ltd., Dunav Resources Ltd. and Avala Resources Ltd. Mr. Walsh graduated from Queen’s University (Canada) in 1973 and became a member of The Canadian Institute of Chartered Accountants in 1976.

“On behalf of the Board of Directors I would like to welcome Tony to Quaterra,” says Quaterra Chairman Tracy Stevenson. “Tony has a proven track record of building shareholder value and has extensive experience in taking a company through various stages of mine building including advanced exploration, permitting, feasibility and development. His skills will be particularly valuable as Quaterra moves its world-class Yerington district projects forward towards feasibility, and as it develops options to capture value from its other precious and base metals properties.”

Mr. Walsh has been issued 100,000 stock options at $0.50 expiring on March 27, 2017, subject to the approval of TSX-V.

Shares issued

Quaterra has issued 41,666 shares to Roman Friedrich & Company Ltd. at a deemed price of $0.54 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources .Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.